082-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

07027098

SUPPL

Date October 2, 2007
Contact Martina C. Erni-Schuler

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Erni

Corporate Communications

Enclosure

PROCESSED

OCT 1 6 2007

THOMSON
FINANCIAL

• **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone   +41 58 360 96 05
Fax   +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 2, 2007 – According to an announcement by LLB Fund Services Aktiengesellschaft, Äulestrasse 80, 9490 Vaduz, Liechtenstein, dated September 28, 2007, the investment funds managed by this company held a total of 8.04 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 500 registered shares (0.03 %)
- 3 610 000 warrants, which provide for or allow actual delivery (0.16 %)
- 1 000 put options, which provide for or allow actual delivery (0.07 %)
- 1 100 000 spread warrants, which do not allow actual delivery (7.78 %).

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Investor Relations
Phone +41 58 360 96 05	Phone +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets.

OC Oerlikon Corporation AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

